Exhibit 4.9

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following description of the common stock, par value $0.0001 per share, of Synchronoss Technologies, Inc. (“us,” “our,” “we,” or the “Company”), which is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”),  summarizes certain information regarding the Common Stock in our amended and restated certificate of incorporation, our amended and restated by-laws and applicable provisions of Delaware general corporate law (the “DGCL”), and is qualified by reference to our restated certificate of incorporation and our amended and restated by-laws, as amended, which are incorporated by reference as Exhibit 3.1, Exhibit 3.2 and Exhibit 3.3, respectively, to the Annual Report on Form 10-K for the fiscal year ending December 31, 2019.
Our authorized capital stock consists of 100,000,000 shares of common stock, with a $0.0001 par value per share, and 10,000,000 shares of preferred stock, with a $0.0001 par value per share, 10,000 of which shares of preferred stock are designated Series A Convertible Participating Perpetual Preferred Stock.
Common Stock
Our common stock is listed on The Nasdaq Global Select Market under the symbol “SNCR.”
Voting Rights. Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. We have not provided for cumulative voting in the election of directors.
Dividends. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding.
Liquidation and Dissolution. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other Rights. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
Transfer Agent and Registrar. The transfer agent and registrar for the Company’s common stock is American Stock Transfer & Trust Company.
Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws
Certain provisions of the DGCL, our restated certificate of incorporation and our amended and restated bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids.